SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of June, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Publication according to § 26 paragraph. 1 WpHG  with the objective of Europe-wide distribution

Notification of voting rights pursuant to sec. 25a WpHG

We received the following notification pursuant to sec. 25a WpHG on June 13, 2013:

1. Listed company: AIXTRON SE Kaiserstr. 98, 52134 Herzogenrath, Deutschland

2. Notifier: SOCIÉTÉ GÉNÉRALE SA, Paris, France

3. Triggering event: Falling below threshold

4. Threshold(s) crossed or reached: 5%

5. Date at which the threshold is crossed or reached: 07.06.2013

6. Total amount of voting rights: 3.82% (equals 3899576 voting rights) calculated from the following total number of voting rights issued: 102171098

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to sec. 25a WpHG:
3.77% (equals 3848918 voting rights)

thereof held indirectly: 1.90% (equals 1940500 voting rights)

Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG:
0% (equals 0 voting rights)

thereof held indirectly: 0% (equals 0 voting rights)

Voting rights pursuant to sec. 21, 22 WpHG: 0.05% (equals 50658 voting rights)

8. Detailed information on financial/other instruments pursuant to sec. 25a WpHG:

Chain of controlled undertakings:
SOCIÉTÉ GÉNÉRALE EFFEKTEN GMBH

ISIN or name/description of the financial/other instrument;
Maturity (MM/DD/YYYY):
Structured Call option; 12/15/2017
Structured Call option; 12/16/2016
Structured Call option; 12/18/2015
Structured Call option; 12/19/2014
Listed Call warrant DE000SG26TB7; 12/15/2017
Listed Call warrant DE000SG26TC5; 12/15/2017
Listed Call warrant DE000SG26TD3; 12/15/2017
Listed Call warrant DE000SG3T593; 12/15/2017
Listed Call warrant DE000SG3T6A6; 12/15/2017
Listed Call warrant DE000SG26S85; 12/16/2016
Listed Call warrant DE000SG26S93; 12/16/2016
Listed Call warrant DE000SG26TA9; 12/16/2016
Listed Call warrant DE000SG3T569; 12/16/2016
Listed Call warrant DE000SG3T577; 12/16/2016
Listed Call warrant DE000SG3T585; 12/16/2016
Listed Call warrant DE000SG14528; 12/18/2015

Listed Call warrant DE000SG14536; 12/18/2015
Listed Call warrant DE000SG2AJ19; 12/18/2015
Listed Call warrant DE000SG2ES06; 12/18/2015
Listed Call warrant DE000SG2HM66; 12/18/2015
Listed Call warrant DE000SG2HM74; 12/18/2015
Listed Call warrant DE000SG2HM82; 12/18/2015
Listed Call warrant DE000SG32LC0; 12/18/2015
Listed Call warrant DE000SG3T544; 12/18/2015
Listed Call warrant DE000SG3T551; 12/18/2015
Listed Call warrant DE000SG26S51; 12/19/2014
Listed Call warrant DE000SG26S69; 12/19/2014
Listed Call warrant DE000SG26S77; 12/19/2014
Listed Call warrant DE000SG3T528; 12/19/2014
Listed Call warrant DE000SG3T536; 12/19/2014

18.06.2013 DGAP's Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Media archive at www.dgap-medientreff.de and www.dgap.de

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Language: English
Company: AIXTRON SE
                   Kaiserstr. 98
                   52134 Herzogenrath
                   Germany
Internet:    www.aixtron.com

End of Announcement                       DGAP News-Service

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	June 18, 2013	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO